No. 33/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE

Date: September 2, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Capital reduction

Resolution of the General Shareholders' Meeting

The General Shareholders' Meeting of Swisscom Ltd, Bern, of 30 April 2002 has decided to destroy repurchased shares with a nominal value of CHF 124 894 563, to reduce the nominal value of the share from CHF 17 to CHF 9 and to pay out a capital reduction sum to shareholders. Share capital will be reduced from CHF 1 250 350 000 to CHF 595 829 349 and will henceforth consist of 66 203 261 registered shares with a nominal value of CHF 9.00.

Pay-out

The amount of CHF 8.00 net per registered share will be paid out in Switzerland at no charge without deduction of Swiss withholding tax on Tuesday, 13 August 2002. The capital reduction payment will be credited directly to shareholders' accounts by their bank.

Conversion of trading price

The registered shares of Swisscom Ltd will be traded at a new nominal value of CHF 9.00 as of 13 August 2002.

Swisscom stays on track in first half-year

	2001	2002	Change
Net revenue (in CHF millions)	7 013	7 129	1.7%
EBITDA before exceptional items (in CHF millions)	2 280	2 268	-0.5%
EBIT before exceptional items (in CHF millions)	1 211	1 281	5.8%
ADSL accesses (at 30.6.)	8 674	101 177	-
Mobile customers (at 30.6. in millions)	3.2	3.49	9.1%

The Swisscom Group continued to perform well despite difficult market conditions. Revenue advanced by 1.7% in the first half of 2002 to CHF 7.1 billion, which was slightly higher than in the first half of last year. Operating income before interest, taxes and depreciation (EBITDA) stabilized at CHF 2.3 billion while EBIT (before exceptional items) increased by 5.8%. Swisscom still anticipates slight revenue growth for the full year and aims to maintain EBITDA at the previous year's level.

The Swisscom Group met its objectives for the first half of 2002 in difficult market conditions. At CHF 780 million, Swisscom's net income fell sharply, but the year-earlier figure was inflated by the sale of a 25% holding in Swisscom Mobile Ltd to Vodafone and the sale of real estate. However, a strong cash flow position was posted thanks to high net cash of CHF 1.7 billion from operating activities.

The good results overall can be attributed to the continued strong performance of Mobile. The new numbering plan introduced in Switzerland in spring 2002 resulted in a loss of fixed network market share in the local area. Demand for ADSL broadband remained strong with the number of rapid Internet accesses topping 100,000. The results of mobile service provider debitel improved in the second quarter of 2002 thanks to growth outside of Germany.

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com

Economic downturn necessitates structural changes in the business-to-business segment

Market conditions in the business-to-business segment have worsened. The economic downturn has left companies more reluctant to make investments in IT and telecommunications equipment and solutions. This has necessitated adjustments to structures and costs in the B2B segment.

- Equipment provider Swisscom Systems Ltd, which has a comprehensive service organization, will remain an important part of the Swisscom Group. However, the business will undergo radical restructuring to ensure sustainable profitability. Swisscom expects for the long term restructuring measures to result in up to 400 job cuts at Swisscom Systems. The Board of Directors of Swisscom Systems Ltd and CEO Werner Steiner differ in their view of the need to restructure and the measures this requires. As a result, Werner Steiner will give up the operational management of Swisscom Systems immediately and leave the Swisscom Group. 37 year-old René Fischer, formerly head of Finance & Controlling at Swisscom Fixnet Ltd, will take over as new CEO of Swisscom Systems. René Fischer will draw up the restructuring plan for Swisscom Systems as decided by the Board of Directors.

- IT-services provider Swisscom IT Services Ltd will reduce headcount by around 50 FTEs.

Job cuts in the business-to-business segment are part of the measures announced in March 2000 to reduce headcount by 3000. This reduction is necessary to adapt the structure of the company to the loss of market share caused in part by regulation and to ensure Swisscom's long-term competitiveness. The employees affected are covered by the generous provisions of the current Swisscom Group social plan.

2002 outlook for Swisscom Group: slight growth in revenue – stable operating income

Swisscom anticipates a slight increase in revenue for full-year 2002 on the basis of the results for the first six months. Pressure on revenue and margins in fixed-network and data will remain and market growth in mobile communications will continue to slow.

Swisscom aims to maintain EBITDA for the full year at the previous year's level. Swisscom expects a higher operating result, EBIT (before exceptional items), for 2002 thanks to lower amortization and depreciation. Net income for 2002 will be considerably lower than in the previous year due to the absence of last year's non-recurrent gains from the sale of real estate and the disposal of a 25% holding in Swisscom Mobile Ltd.

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com

Segment reports:

Fixnet grew net revenue by 0.3% thanks to an improvement in results at Wholesale. Fixnet increased revenue from access by 3.5% year-on-year mainly as a result of migration from analogue to ISDN accesses. Growth in ISDN channels leveled off this year because of the launch of ADSL and competition from cable network operators. Revenue from national traffic fell by 5.2% or CHF 24 million due to market shrinkage (principally substitution by mobile) and loss of market share in the local area because of the new numbering plan introduced in Switzerland in the second quarter of 2002. All local calls from customers with carrier preselection are now automatically switched via the respective provider. Swisscom introduced a uniform national tariff for the fixed-network on May 1, 2002 which produced an increase in local call charges and a decline in the cost of long-distance calls. Overall, the introduction of the national uniform tariff had a slight negative effect on revenue.

Wholesale national and international posted above-average revenue growth thanks to higher traffic volumes. In contrast, volumes and revenue from International Carriers' Carrier Services declined. Measures announced previously to reduce headcount were implemented in the second quarter to further increase efficiency and to counter sustained pressure on margins. These measures incurred expenditure of CHF 62 million and are the main reason for the deterioration in EBITDA and the EBITDA margin. The effect of the renumbering plan and market shrinkage will result in a slight dip in revenue and EBITDA for the full year in comparison to the previous year.

Revenue from Voice and Data in the **Mobile** segment increased thanks to higher traffic volumes and year-on-year growth in SMS. There was only slight growth in the mobile communications market because of the high level of market penetration (74%). Allowing for this, revenue growth of 3.6% at Mobile was satisfying. 115,000 new customers were acquired since January 1, 2002. The customer base grew to 3.49 million. Average monthly revenue per user (ARPU) was CHF 85 compared with CHF 90 for the full year 2001. Segment expenses increased 1.7% year-on-year to CHF 1,032 million. There was a CHF 23 million rise in personnel expenses because of an increase in headcount. A decline in costs for the acquisition of new customers was largely offset by higher costs for customer loyalty initiatives.

EBITDA at Mobile increased by 5.8% to CHF 991 million and the EBITDA margin advanced to 49%. A slight increase in revenue and EBITDA is anticipated for the full year in comparison to the previous year.

Net revenue from **Enterprise Solutions** fell 6.3% year-on-year to CHF 741 million. The decline in revenue from telephone traffic, as at Fixnet, can be largely attributed to loss of market share because of the renumbering plan. At Value Added Services, a change in the allocation of customers between Fixnet and Enterprise Solutions compared to the previous year produced a shift of revenue and costs to Fixnet. This development had no significant effect on EBITDA.

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com

Revenue from Data dropped 3.8% mainly as a result of price reductions for leased lines. Concern about the general state of the economy had an adverse effect on Solutions, dampening growth expectations.

Expenses associated with the reduction in headcount amounted to CHF 11 million in the second quarter. EBITDA fell significantly as a result from CHF 60 million to CHF 43 million. A drop in revenue from telephone traffic is expected for the full year while the economic downturn is likely to have a negative effect on Data. A fall in revenue and EBITDA is anticipated at Enterprise Solutions in comparison to the previous year.

debitel posted local-currency revenue growth of 5.3% year-on-year. The increase amounted to just 1.2% in Swiss franc terms. The 6.8% (1.8% in local currency) decline in revenue in Germany was more than offset by 23.7% (28.9% in local currency) growth in international business. debitel's customer base shrunk from 10 million to 9.63 million compared to December 31, 2001 as a result of an initiative to eliminate inactive prepaid customers. The German mobile communications market is characterized by consumer reluctance to buy new handsets. Also the high level of market penetration has resulted in negligible new customer acquisition growth. Both effects led to loss of revenue. The improvement in revenue from international business can be attributed to the expansion of the retail business in France and the acquisition of Talkline Nederland in the fourth quarter of 2001. In line with revenue, operating expenses rose in international business and fell in Germany. Expenditure on customer loyalty initiatives was high in contrast to low customer acquisition costs.

debitel's EBITDA was CHF 8 million or 8.6% lower than a year ago. An increase in revenue is forecast for the full year thanks to the acquisitions in international business. In view of the integration costs and the pressure on margins, debitel anticipates slightly lower EBITDA than in the previous year.

At CHF 409 million, net revenue from the segment **Other** advanced by 10.2% year-on-year. Revenue declined by 14.3% at Swisscom Systems as the economic downturn affected the sale and rental of PBX systems. Swisscom IT Services Ltd posted a significant year-on-year increase in revenue from third-party business thanks to the merger with AGI IT Services AG on December 31, 2001. Revenue from the third-party market nevertheless failed to meet expectations. At CHF 109 million, EBITDA from the segment Other more than doubled year-on-year thanks mainly to Swisscom IT Services Ltd (merger with AGI and improved results). Cost savings at Swisscom Systems Ltd were not enough to fully offset the drop in revenue.

The full consolidated financial statements for the first half-year are available on our website at www.swisscom.com/halfyearreport-2002

The Shareholders' Letter: www.swisscom.com/shareholdersletter-halfyear-2002

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com

Bern, August 22, 2002

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com